     As filed with the Securities and Exchange Commission on April 14, 2003
                                                     Registration No. 333-102671
================================================================================


                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                 ---------------



                                AMENDMENT NO.2 TO
                                    FORM S-3
             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933



                                 ---------------


                                 MATRITECH, INC.
             (Exact Name of Registrant as Specified in Its Charter)

             DELAWARE                                           04-2985132
   (State or Other Jurisdiction                              (I.R.S. Employer
of Incorporation or Organization)                         Identification Number)

                                330 NEVADA STREET
                                NEWTON, MA 02460
                                 (617) 928-0820
  (Address, Including Zip Code, and Telephone Number, Including Area Code, of
                   Registrant's Principal Executive Offices)

                                STEPHEN D. CHUBB
                             Chief Executive Officer

                                 MATRITECH, INC.
                                330 Nevada Street
                                Newton, MA 02460
                                 (617) 928-0820
 (Name, Address, Including Zip Code, and Telephone Number, Including Area Code,
                             of Agent for Service)

                                    Copy to:
                               Rufus C. King, Esq.
                         TESTA, HURWITZ & THIBEAULT, LLP
                                 125 High Street
                           Boston, Massachusetts 02110
                                 (617) 248-7000

                                 ---------------

      Approximate Date of Commencement of Proposed Sale to the Public: As soon as practicable after this registration statement becomes effective.

      If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

      If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

      If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

      If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

      If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                            -------------------------

      THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

      The information contained in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.


                   SUBJECT TO COMPLETION: DATED APRIL 14, 2003


                                 MATRITECH, INC.
                                888,308 SHARES OF
                                  COMMON STOCK
                            $.01 PAR VALUE PER SHARE

                                 ---------------

      This prospectus covers the sale of up to 888,308 shares of our common stock by the selling securityholders listed inside.


      Our common stock is traded on the Nasdaq SmallCap Market under the symbol "NMPS." On April 7, 2003, the last reported sale price for our common stock as reported by Nasdaq SmallCap Market was $1.96 per share.


                                 ---------------

SEE "RISK FACTORS" BEGINNING ON PAGE 2 FOR INFORMATION THAT SHOULD BE CONSIDERED BEFORE INVESTING.

                                 ---------------

         THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                 --------------



                 THE DATE OF THIS PROSPECTUS IS APRIL __, 2003.

                                 MATRITECH, INC.


      Matritech, Inc. has developed and now manufactures and markets innovative cancer diagnostic products based on our proprietary nuclear matrix protein technology. The nuclear matrix, a three-dimensional protein framework within the nucleus of cells, plays a fundamental role in determining cell type by physically organizing the contents of the nucleus, including DNA. We have demonstrated that there are differences in the types and amounts of nuclear matrix proteins and other proteins found in cancerous and normal tissue and believe the detection of differences in properly selected proteins provides clinically useful diagnostic information about cellular abnormalities such as cancer. Using our proprietary technology and expertise, we have developed and commercialized non-invasive or minimally invasive cancer diagnostic tests for bladder cancer and have developed and licensed proprietary diagnostic reagents for cervical cancer which are being utilized in the development of a cervical cancer screening system by our licensee. In addition we have programs underway using new technologies such as mass spectrometry to develop additional tests for prostate, breast and colon cancer. Our objective is to develop tests that will be more accurate than existing tests and will result in lower treatment costs and an improved standard of patient care.


      Matritech, Inc. was incorporated in Delaware in 1987. Our executive offices and facilities are located at 330 Nevada St., Newton, Massachusetts 02460, and our telephone number is (617) 928-0820.

                                  RISK FACTORS

      The following risk factors should be considered carefully along with the other information contained or incorporated by reference in this prospectus.


      WE RECENTLY COMPLETED A PRIVATE PLACEMENT FOR THE ISSUANCE OF $5 MILLION OF 7.5% CONVERTIBLE DEBENTURES AND ACCOMPANYING 5-YEAR WARRANTS THAT MAY BE SIGNIFICANTLY DILUTIVE TO OUR EXISTING STOCKHOLDERS.



      On March 31, 2003, we completed a private placement of Convertible Debentures in an aggregate subscription amount equal to $5 million and accompanying Warrants for an aggregate of 784,314 shares of our common stock, including a Warrant for 98,039 shares issued to a placement agent in connection with the transaction. The Convertible Debentures are convertible into shares of our common stock at a conversion price initially equal to $2.55, but which will be adjusted downward (subject to certain limited exceptions) upon any dilutive issuances of our securities to a share price equal to 112% of the price at which the dilutive issuance is made, resulting in the potential for issuance of additional shares of our common stock upon conversion of the Convertible Debentures. The Convertible Debentures bear interest at the rate of 7.5% per annum, payable quarterly, and permit us, in certain circumstances, to make such interest payments in shares of common stock based on a 5% discount to the valuation of the common stock. The Convertible Debentures are redeemable in monthly redemption payments equal to 1/26th of the aggregate subscription amounts paid for the Convertible Debentures. The monthly payments start on March 1, 2004. The monthly redemption payments, subject to certain conditions, may also be made in shares of common stock based on a 10% discount to the then market price of our common stock. The Warrants are immediately excercisable for a period of five years at an initial exercise price of $2.278. The exercise price of the Warrants will initially be adjustable down to the issuance price of any subsequent dilutive issuances (subject to certain limited exceptions), but after the Convertible Debentures are no longer outstanding, the exercise price of the Warrants will be adjustable based on a weighted-average basis upon any such subsequent dilutive issuance.



      The aggregate number of shares of common stock issuable on exercise of the Warrants and conversion of the Convertible Debentures, including as a result of any anti-dilution adjustments, and in connection with any payment of interest on or redemption of the Convertible Debentures, is capped at an aggregate of 6,426,127 shares unless shareholder approval is obtained to permit the issuance of a greater number of shares. In addition, if shareholder approval is obtained, our stock price meets certain levels and there is an effective registration statement covering the shares of common stock underlying the Convertible Debentures and Warrants issued in the first closing, we may place an additional $3 million of 7.5% convertible debentures and 35% warrant coverage. Under the terms of the our agreement with the purchasers we are required to file a registration statement for the shares of our common stock underlying the Convertible Debentures and Warrants within 30 days of closing.



      WE HAVE SUBSTANTIALLY INCREASED OUR INDEBTEDNESS.



      As a result of the Private Placement, we have substantially increased our indebtedness. The existing Convertible Debentures are for an aggregate principal amount of $5 million and the terms of the Private Placement provide for the issuance of up to an additional $3 million in aggregate principal amount of Convertible Debentures upon certain conditions. Although the Convertible Debentures provide that interest and redemption payments may in certain circumstances be made in shares of common stock instead of cash, we cannot guarantee that such circumstances will exist and in the event they do not, such payments must be made in cash. The Convertible Debentures may become immediately due and payable at a premium of 120% of the outstanding principal amount plus accrued interest and damages in the event of default by us of certain covenants and also obligate us to pay damages and interest upon certain events. We cannot guarantee that we will be able to meet our obligations under the Convertible Debentures and that we will have sufficient funds to repay such Convertible Debentures in the event of redemption or an event of default. In addition, the level of our indebtedness, among other things could:



      - make it difficult for us to make payment on this debt and other obligations;



      -     make it difficult for us to obtain future financing;



      - require redirection of significant amounts of cash flow from operations to service our indebtedness;



      - require us to take measures such as the reduction in scale of our operations that might hurt our future performance in order to satisfy our debt obligations; and



      - make us more vulnerable to bankruptcy in the event of a downturn in our business.



      WE CONTINUE TO LOSE MONEY AND IF OUR DISTRIBUTORS DO NOT INCREASE SALES OF OUR EXISTING PRODUCTS TO COVER OUR OPERATING COSTS, WE WILL CONTINUE TO NEED TO FINANCE THE COMPANY FROM INVESTORS TO REMAIN IN BUSINESS.

      We have incurred operating losses since we began operations in 1987. These losses have resulted principally from costs incurred in research and development and from selling, general and administrative costs associated with our market development. Our accumulated deficit from inception until the end of the last fiscal year is $71,120,587. Our revenue and losses for each of the past three fiscal years are:



                                    2002             2001              2000
Product Sales                    $3,093,729       $2,340,940        $1,245,611
Losses                           $8,278,274       $8,730,827        $6,836,254



      Our revenues to date have been generated primarily from sales of our NMP22 Lab Test Kit, our NMP22 BladderChek Device and other diagnostic products. In the past three fiscal years we have also recorded revenue from collaborative product development agreements and interest income:



                                   2002             2001              2000
Collaborative Agreements         $186,402         $      0          $      0
Interest Income                  $ 75,164         $169,665          $345,644



         In the near-term our revenue growth will come from the NMP22 Test Kit, the NMP22 BladderChek device and other products sold and distributed by our European subsidiary. We will continue to incur operating losses until gross profits from our product sales cover period operating costs. Our ability to reach profitability depends in part on increased sales by our principal distributors in marketing our existing products. Our principal distributors are Konica Corporation, Fisher Healthcare, US Summit Company, and Cytogen Corporation. Since 1994 Konica Corporation has had an exclusive right to sell our NMP22 Lab Test Kit in Japan. Since 1998 Fisher Healthcare has had a co-exclusive right with us to sell our NMP22 Test Kit to hospitals and commercial laboratories in the United States. In 2001, U.S. Summit Company was granted the right to distribute our product in South East Asia and the People's Republic of China. During the third quarter of 2002, we entered into an exclusive relationship with Cytogen Corporation for the marketing and distribution of our NMP22 BladderChek Device to urologists and oncologists in the United States. In Europe in the third and fourth quarters of 2002, Matritech GmbH entered into agreements with several distributors outside of Germany. There are no current plans to change distributors. The following table indicates the percentage of our sales revenue attributable our distributors:



% SALES REVENUE                    2002             2001             2000
Fisher                              6%               11%              18%
Konica                              5%                7%              13%
US Summit                           0%                2%             n/a%
Cytogen                             0%              n/a              n/a



            n/a = no relationship.

      Because we generally do not deal directly with customers when selling through distributors, we depend on the ability of the distributors to develop demand for our products and to maintain appropriate levels of inventory. We have minimal control over our distributors, and these distributors are under no contractual obligation to purchase our products (although in some cases the agreement may be terminable by us if the distributor does not make certain minimum purchases). The failure or delay by a distributor in selling our products or any material breach of their agreements with us could have significant adverse effect on our revenues. We may be unable to enter into additional distribution relationships on favorable terms, if at all. To launch the NMP22 BladderChek Device in the United States, we have hired a five-person sales force to support sales to urologists and, where appropriate, to general practitioners and to support the sales efforts of our U.S. distributor. Our internal marketing and sales resources are not presently capable of assuming all of our distributor's responsibilities. We may find it necessary to use our own resources in territories where we have lost, do not have, or do not intend to use third-party distributors. This effort will take a considerable amount of time, may not meet with success and may result in excessive expense.



      WE MAY NOT BE ABLE TO OBTAIN NEEDED ADDITIONAL CAPITAL ON ACCEPTABLE TERMS, OR AT THE APPROPRIATE TIME WHICH WOULD SEVERELY IMPAIR OUR BUSINESS.



      We are currently seeking to raise additional capital and will consider various financing alternatives, including equity or debt financings and corporate partnering arrangements. However, we may not be able to raise needed capital on terms that are acceptable to us, or at all. Our recently completed Private Placement prohibits us from entering into obligations that are senior to the Convertible Debentures and places certain restrictions on our ability to raise additional capital through equity issuances, including a prohibition on such activity (with certain limited exceptions) for a period of 90 days from the effective date of the registration statement filed with respect to the shares underlying the Convertible Debentures and Warrants. It also provides an ability for the Private Placement investors to match any additional funds to be raised on the same terms. These provisions may severely limit our ability to obtain additional financing or to do so on favorable terms. In order to obtain additional capital, we may be forced to provide rights and preferences to new investors which are not available to current shareholders. If we do not receive any, or an adequate amount of additional financing, we may be unable to meet our payment obligations under the Convertible Debentures, or we may be required to curtail our expenses or to take other steps that could hurt our future performance, including but not limited to, the premature sale of some or all of our assets or product lines on undesirable terms, merger with or acquisition by another company on unsatisfactory terms or the cessation of operations. Any future equity financings will dilute the ownership interest of our existing investors and may have an adverse impact on the price of our common stock.



      BECAUSE OUR STOCK PRICE MAY BE VOLATILE, YOU MAY BUY YOUR SHARES AT A HIGH PRICE BUT HAVE TO SELL THEM AT A LOWER PRICE AND LOSE MONEY.



      The market price of our common stock has been, and may continue to be, highly volatile. This price has ranged between $3.32 and $1.33 in the fifty-two week period prior to April 7, 2003. The stock market has from time to time experienced extreme price and volume fluctuations, particularly in the biotechnology sector, which have often been unrelated to the operating performance of particular companies. Factors such as announcements of technological innovations or new products by our competitors or disappointing results by third parties, as well as market conditions in our industry, may significantly influence the market price of our common stock. For example, in the past our stock price has been affected by announcements of clinical trial results and technical breakthroughs at other biotechnology companies. Our stock price has also been affected by our public announcements such as quarterly earnings, regulatory agency actions and corporate partnerships. Thus, as a result of events both within and beyond our control, shares of Matritech stock could lose their value rapidly. In addition, sales of a substantial number of shares of our common stock by stockholders could adversely affect the market price of our shares. In fiscal year 2002, our shares had an average daily trading volume of approximately 71,000 shares. Bulk sales in a short period of time could cause the market price for our shares to decline.



      WE MAY NOT BE ABLE TO MEET THE NASDAQ LISTING REQUIREMENTS WHICH WILL AFFECT YOUR ABILITY TO BUY OR SELL SHARES OF OUR STOCK AND MIGHT PLACE US IN DEFAULT UNDER THE CONVERTIBLE DEBENTURES.



      Our common stock is currently listed on the NASDAQ SmallCap Market. The following chart shows SmallCap Market listing requirements and the status of our compliance with these requirements.



                             NASDAQ SMALLCAP LISTING
                                  REQUIREMENTS



WE MUST SATISFY AT LEAST ONE OF THE FOLLOWING:



      A. at least $2.5 million in stockholder's equity, or



      B. have net income in the most recently completed fiscal year of at least $500,000, or



      C. net income of at least $500,000 in two of the last three fiscal years, or



      D. have market value of listed securities of $35 million.



IN ADDITION WE MUST SATISFY ALL OF THE FOLLOWING:



      A. Our stock must have a minimum bid price of $1.00 per share.



      B. Our publicly held shares must have a market value of at least $1 million.



      C. We must have at least two market makers in our shares.



      D. We must have at least 300 round lot shareholders.



                              MATRITECH COMPLIANCE
                                     STATUS



WE SATISFY TWO OF THE FOLLOWING:



      A. On December 31, 2002, our stockholder's equity was $3.8 million.



      B. We are not profitable and so do not have a positive net income.



      C. See B. above.



      D. The market value of our listed securities on April 7, 2003, was $63 million.



AS OF APRIL 7, 2003, WE SATISFY ALL OF THE FOLLOWING:



      A. The minimum bid for our shares was in excess of $1.



      B. Our publicly held shares had a market value of $62 million.



      C. We had 12 market makers in our shares.



      D. We had over 340 round lot shareholders.

      Although we satisfied the NASDAQ SmallCap Market listing standards as of the dates shown above, we might not continue to do so in the future. If we fail to meet these criteria, our shares may be delisted from the NASDAQ SmallCap Market. If we were delisted from the NASDAQ SmallCap Market and were able to continue as a company, it is our expectation that trading, if any, would then be conducted on the over-the-counter market or on an electronic bulletin board established for securities that do not meet the NASDAQ SmallCap Market listing requirements.



      If our stock is traded on the over-the-counter market or on an electronic bulletin board, it could have an adverse affect on the market price of our shares, and you will find it more difficult to buy and sell shares or to obtain accurate quotations as to our stock price. In addition, if our shares are no longer on the NASDAQ SmallCap Market, they may be subject to NASD Rule 2315 that imposes additional sales practice requirements on broker-dealers who sell our shares to persons other than established customers and accredited investors. For transactions covered by this rule, the broker-dealer must make a special suitability determination for the purchaser. Consequently, delisting, if it occurred, might reduce the ability of broker-dealers to sell our shares and your ability to sell your shares.



      In addition, if our stock is not listed on at least one of the NASDAQ SmallCap Market, the NASDAQ National Market, the New York Stock Exchange or the American Stock Exchange for a period of more than ten trading days it may trigger an event of default under the Convertible Debentures. An event of default would result in our having to pay 120% of the remaining principal plus accrued interest and damages. Any change in the listing of our common stock could significantly impair our ability to raise capital in the public markets should we desire to do so in the future.



      OUR STOCK PRICE MAY FALL IF WE FAIL TO OVERCOME THE MANY TECHNICAL, SCIENTIFIC, MEDICAL AND MARKETING BARRIERS TO THE REALIZATION OF SUCCESSFUL PRODUCTS.



      We believe that the market value of our stock is based in part on an expectation of future revenue-producing products. Other than the NMP22 products and other diagnostic products distributed by our European subsidiary, Matritech GmbH, all of our products are under development and are not expected to generate revenue for some time, if at all. If we are unable to successfully develop and commercialize other products, the future prospects for our business, sales and profits will be materially impaired. In addition, we may incur substantially greater costs than we currently expect to overcome technical, medical and marketing obstacles.



      From time to time, we have encountered unexpected technical obstacles and may encounter additional ones in the course of the development process that we may not be able to overcome or may only overcome if we expend additional funds and time. For example, in 1997 we elected to terminate development of a blood-based Lab Test Kit for PC1, a candidate marker for prostate cancer. Despite encouraging initial results from an earlier low throughput research testing method, we were unable to develop such a kit for use in testing prostate cancer patients even when we employed 1997 state-of-the-art detection methods. We have subsequently announced that a different protein (NMP48), discovered using research mass spec methods, would be the primary candidate in our prostate cancer program. More recently, we and others have observed that the testing methodologies of low throughput research mass spectrometry are not readily reproducible or transferable to high throughput mass spectrometry. This has required us to try a number of different changes in our procedures to improve controls, reproducibility and costs in order to measure these proteins using a high throughput mass spec. Such changes in our technology and in our procedures may lead us to products or services that do not perform at all or do not perform as well as the results reported using our discovery research procedure.



      Investors should not expect products that we commercialize to perform as well as preliminary discovery research results in the small numbers of samples reported by us. In large-scale clinical trials such as those required by the FDA, we expect to encounter greater variability and risks including but not limited to:



      - obtaining acceptable specimens from patients and healthy individuals,



      - testing a much larger population of individuals than we tested in early discovery which will be likely to demonstrate the inherent biologic variability,



      - preparing the specimens properly for testing using lower cost, high throughput methods which may be less reliable than those used in early discovery, and



      - developing an economic and reproducible test method for the substance to be measured.



We believe that testing the final product in a clinical setting will result in product performance which may not be as accurate as the results reported from the discovery phase. Therefore, the most important empirical data to be used in evaluating our product development programs are the results of physician trials of commercial products such as those reported since 1996 for products based on NMP22.



      With regard to a Proprietary Lab Service, we may complete our product development efforts to our satisfaction, but we may not obtain the agreement and approval from our clinical lab partner that the technology works adequately in their laboratory environment or that it has the medical performance and information value that they originally expected. Because Proprietary Laboratory Procedures utilize technologies which are, by their nature, more sensitive and more operator dependent than the technologies involved in products such as Lab Test Kits and Point-of-Care Test Devices, these risks are increased in this area. Furthermore, we have no demonstrated success in developing Proprietary Laboratory Procedures, only Lab Test Kits and Point-of-Care Test Devices.



      We may successfully complete technical development for one or all of our product development programs, but we may fail to develop a commercially successful product for a number of other reasons. We may not obtain the required regulatory approvals for their use. The economic value of our technology may be too low or its production cost may be too high because the marketplace value of our products or any other diagnostic technology is based on the medical utility of the information generated, not on the fundamental biochemistry of the technology or on its performance in discovery research. Therefore, while we are basing our research programs on the data we have generated during discovery research, our physician customers will base their long-term purchase decisions on the medical information they obtain and whether such information helps them make medical decisions. As discussed above, the data generated by our FDA clinical trials and other third party clinical trials, not the data reported during the discovery phase, are the principal data physicians will use to appraise medical value. In addition, it should also be understood that the perceived value of this medical information (even if generated by an

FDA-approved test) is likely to differ from physician to physician. Our success in the market for the diagnostic products we develop will also depend on our ability to educate physicians, patients, insurers and our distributors on the medical utility of our new products. Even if we successfully educate the market, competing products may prevent us from gaining wide market acceptance for our products.



      WE COMPETE WITH OTHER METHODS OF DIAGNOSING CANCER THAT ARE IN EXISTENCE OR MAY BE SUCCESSFULLY DEVELOPED BY OTHERS AND OUR TECHNOLOGY MAY NOT PREVAIL.



      Although we are not aware of any other company using nuclear matrix protein technology to develop diagnostic or therapeutic products, competition in the development and marketing of cancer diagnostics and therapeutics, using a variety of technologies is intense. Many pharmaceutical companies, biotechnology companies, public and private universities and research organizations actively engage in the research and development of cancer diagnostic products. Many of these organizations have greater financial, manufacturing, marketing and human resources than we do.



      We expect that our Lab Test Kits and our Point-of-Care Test Devices will compete with existing FDA-approved tests, including tests known as BTA, UroVysion and ImmunoCyt bladder cancer tests, which have been approved for monitoring bladder cancer; a test known as CEA, which is used primarily for monitoring colorectal and breast cancers; a test known as CA19.9, which is used primarily for monitoring colorectal and gastric cancers; a test known as PSA, which is used primarily for monitoring and screening prostate cancer; and tests known as TRUQUANT(R) BR RIA, CA15.3 and CA27.29 which are used for monitoring breast cancer. We are also aware of a number of companies that have announced that they are engaged in developing cancer diagnostic products based upon oncogene technology. Our diagnostic products will also compete with more invasive or expensive procedures such as minimally invasive surgery, bone scans, magnetic resonance imaging and other IN VIVO imaging techniques. In addition, other companies may introduce competing diagnostic products based on other technologies that may adversely affect our competitive position. As a result, our products may become obsolete or non-competitive.



      PATENT PROTECTION CAN BE LIMITED AND NOT ALL INTELLECTUAL PROPERTY IS OR CAN BE PATENT PROTECTED.



      We rely on a combination of patent, trade secret and trademark laws, nondisclosure and other contractual provisions and technical measures to protect the proprietary rights in our current and planned products. We have little protection where we must rely on trade secrets and nondisclosure agreements and our competitors independently develop technologies that are substantially equivalent or superior to our technology. While we have obtained patents where advisable, patent law relating to the scope of certain claims in the biotechnology field is still evolving. In some instances we have taken an aggressive position in seeking patent protection for our inventions and in those cases the degree of future protection for our proprietary rights is uncertain. In addition, the laws of certain countries in which our products are, or may be, licensed or sold do not protect our products and intellectual property rights to the same extent as the laws of the United States.

      We believe that the use of the patents for nuclear matrix protein technology owned by us or licensed to us, and the use of our trademarks and other proprietary rights, do not infringe upon the proprietary rights of third parties. However, we may not prevail in any challenge of third-party intellectual property rights, and third parties may successfully assert infringement claims against us in the future. In addition, we may be unable to acquire licenses to any of these proprietary rights of third parties on reasonable terms.



      IF OUR SUPPLIERS OR ASSEMBLERS CANCEL THEIR AGREEMENTS WITH US, IT MAY BE DIFFICULT FOR US TO FIND REPLACEMENTS.



      We currently assemble our NMP22 Lab Test Kits in our Newton facility and we rely on subcontractors for certain components and processes. A contract manufacturer produces our NMP22 BladderChek Device. We do not have alternative suppliers for units of the NMP22 BladderChek Device or for certain key components and processes used in our NMP22 tests. If the units or components from these suppliers or the services of these assemblers should become unavailable for any reason, including failure to comply with FDA regulations, we would seek alternative sources of supply or assembly. Our new suppliers may or may not have undergone inspection by the FDA to ascertain compliance. In order to maintain the FDA acceptance of our manufacturing process, we would have to demonstrate to the FDA that these alternative sources of supply are equivalent to our current sources. Although we attempt to maintain an adequate level of inventory to provide for these and other contingencies, if our manufacturing processes are disrupted as a result of a shortage of key components, a revalidation of new components or the failure of an assembler to meet our requirements, we may be unable to meet our commitments to customers. Our failure or delay in meeting our commitments could cause sales to decrease, market share to be lost permanently, and could result in significant expenses to obtain alternative sources of supply or assembly with the necessary facilities and know-how.



      OUR OPERATING RESULTS MAY FLUCTUATE SO YOU SHOULD NOT RELY ON A GOOD OR BAD QUARTER TO PREDICT HOW WE WILL PERFORM OVER TIME.


      Our future operating results may vary significantly from quarter to quarter or from year to year depending on a number of factors including:

      - the timing and size of orders from our customers and payments from and sales by our distributors;

      - the rate and size of our expenditures to expand our domestic and international sales and distribution networks;


      - the timing and likelihood of FDA approvals for additional uses of the NMP22 BladderChek Device or our other products as they become available;


      - the establishment of agreements with distributors in markets where we have not previously had a presence;


      -     Acceptance by physicians and clinical laboratories of our products;

      - the extent of reimbursement for the cost of our products from government health administration authorities, private health insurers and other third-party payors,

      -     the introduction of new products by us; and

      -     the market acceptance of our products.

      Our current planned expense levels are based in part upon expectations as to future revenue. Consequently, profits may vary significantly from quarter to quarter or year to year based on the timing of revenue. Revenue or profits in any period will not necessarily be indicative of results in subsequent periods.


      WE MAY NEED TO STOP SELLING OUR POINT-OF-CARE TEST KITS IF WE CANNOT OBTAIN A LICENSE OR A WAIVER TO USE THE TEST STRIP TECHNOLOGY.



      We have developed a point-of-care product which uses test strips composed of an absorbent material that will soak up urine from a small reservoir at one end of the container housing the test strip and expose the urine to chemicals and antibodies arranged on the surface of or imbedded in the test strip. After a short period of time and after a reaction with our proprietary antibodies, a test result will appear in a window located on the container housing the test strip. The manufacture, use, sale, or import of point-of-care products which include this test strip technology in certain jurisdictions will require us to obtain patent licenses. We are currently selling point-of-care tests and are attempting to obtain an appropriate license or a waiver. If we are unable to obtain patent licenses to permit us to make, use, sell, or import such products in the United States or in certain other jurisdictions, we will have to stop selling the point-of-care product until the expiration of the relevant patents or until we are able to arrive at a design solution that uses a different technology. If we cannot arrive at a reasonable arrangement with the holder of these patents, we may also be subject to litigation that seeks a percentage of the profit we have made from the sale of our point-of-care tests.



      IF WE ARE UNABLE TO MANUFACTURE THE PRODUCT VOLUMES WE NEED, WE WILL BE UNABLE TO ACHIEVE PROFITABILITY.



      We have been manufacturing and assembling our test kits for limited commercial sales since 1995 but have not yet manufactured the large product volumes necessary for us to achieve profitability. We may encounter difficulties in scaling up production of new products, if necessary, including problems involving:


      -     production yields;

      -     quality control and assurance;

      -     component supply; and

      -     shortages of qualified personnel.

      These problems could make it very difficult to produce sufficient product to satisfy customer needs and could result in customer dissatisfaction. We may not be able to achieve reliable, high-volume manufacturing at a commercially reasonable cost. In addition, numerous governmental authorities extensively regulate our manufacturing operations. Failure to satisfy our manufacturing needs could result in decreased sales, loss of market share and potential loss of certain distribution rights.


      HEALTHCARE REFORM MEASURES AND THIRD-PARTY REIMBURSEMENT POLICIES COULD LIMIT THE PER-PRODUCT REVENUES FOR OUR PRODUCTS.


      Our ability to commercialize our planned products successfully will depend in part on the extent to which reimbursement for the cost of our products will be available from government health administration authorities, private health insurers and other third-party payors. In the case of private insurers, the reimbursement of any medical device, either approved for investigational use only, or for research use, is at the sole discretion of the patient's individual carrier. Even if a procedure has been previously approved for reimbursement, the insurance carrier may decide not to continue to reimburse the procedure. Further, even if in the future we do successfully sell our products to managed care providers, it is possible that these sales will involve significant pricing pressure on our products and keep our per-product revenues low. Healthcare reform is an area of continuing attention and a priority of many governmental officials. Certain reform proposals, if adopted, could impose limitations on the prices we will be able to charge for our products or the amount of reimbursement available for our products from governmental agencies or third-party payors. While we cannot predict whether any of these legislative or regulatory proposals will be adopted or the effect that these proposals may have on our business, the announcement or adoption of these proposals could hurt our business by reducing demand for our products and could hurt our stock price because of investor reactions.


      GOVERNMENT REGULATION OF DIAGNOSTIC DEVICES, SCIENTIFIC LABORATORIES AND MANUFACTURERS ADDS TO THE COST AND COMPLEXITY OF OUR BUSINESS, AND VIOLATION OF THESE REGULATIONS COULD RESULT IN SEVERE CONSEQUENCES TO US.



      The FDA and, in some instances, foreign governments, extensively regulate the medical devices that we market and manufacture. The FDA first approved the NMP22 Test Kit for sale in the United States in 1996, in Japan by the Koseisho in 1998 and in the People's Republic of China by the State Drug Administration in 1999. In July 2002, we received approval from the FDA to market our NMP22 BladderChek Device in the United States for monitoring patients with a history of bladder cancer. We have submitted an application to the FDA for approval to market our NMP22 BladderChek Device in the United States as an aid in diagnosis of patients at risk for bladder cancer and have been notified that our application is approvable subject to inspection of the manufacturing facilities. The FDA regulates the clinical testing, manufacture, labeling, distribution and promotion of medical devices in the United States. If we fail to comply with the FDA's requirements, including Good Manufacturing Practices, as the FDA defines this term, we may face a number of consequences, including:


      -     fines;


      -     Injunctions;


      -     civil penalties;

      -     recall or seizure of products;

      -     total or partial suspension of production;

      - failure of the government to grant premarket clearance or premarket approval for devices;



      -     Withdrawal of marketing approvals; and


      -     criminal prosecution.


      The FDA also has the authority to request the repair, replacement or refund of the cost of any device that we manufacture or distribute.


      Any products that we or our suppliers manufacture or distribute in accordance with FDA approvals are subject to pervasive and continuing regulation by the FDA, including:


      - device manufacturers and distributors are required to comply with record keeping requirements and to report adverse experiences with the use of the device;

      - device manufacturers are required to register their establishments and list their devices with the FDA and are subject to periodic inspections by the FDA and certain state agencies; and

      - devices are required to be manufactured in accordance with Good Manufacturing Practices, as this term is defined by the FDA, regulations which impose certain procedural and documentation requirements on us with respect to manufacturing and quality assurance activities.


      Labeling and promotional activities are subject to scrutiny in the United States by the FDA and, in certain instances, by the Federal Trade Commission. For example, the NMP22 Test Kit has received FDA approval and may be promoted by us only as aid in management of patients with bladder cancer or as a diagnostic aid for use for previously undiagnosed individuals who have symptoms of or are at risk for bladder cancer. The FDA actively enforces regulations prohibiting the promotion of devices for unapproved uses and the promotion of devices for which premarket approval has not been obtained. Consequently, we cannot currently promote the NMP22 Test Kit for any unapproved use. If we or our suppliers fail to comply with these manufacturing or promotional requirements, we may face regulatory enforcement action by the FDA that would prevent us or our suppliers from manufacturing or selling our products, hurt our ability to conduct testing necessary to obtain market approval for these products and reduce our potential sales revenues.



      We are also subject to a variety of state laws and regulations in those states or localities where our products are or will be marketed. Any applicable state or local regulations may hinder our ability to market our products in those states or localities. Manufacturers are also subject to numerous federal, state and local laws relating to such matters as safe working conditions, manufacturing practices, environmental protection, fire hazard control, and disposal of hazardous or potentially hazardous substances. We may be required to incur significant costs to comply with these laws and regulations now or in the future, which could increase future losses or reduce future profitability.

      IF WE ARE UNABLE TO RETAIN OUR KEY PERSONNEL, WE MAY BE UNABLE TO ACHIEVE OUR OBJECTIVES IN A TIMELY FASHION.



      We need to attract and retain a highly qualified scientific and management team. We have at any given time only about fifty employees. While this has lead to the development of versatile employees, the loss of key personnel or the failure to recruit the necessary additional personnel when needed with specific scientific qualifications and on acceptable terms might impede the achievement of developmental objectives. If we lost members of senior management we would also experience problems achieving our objectives. We face competition for qualified personnel from other companies, research and academic institutions, government entities and other organizations.



      IF WE ARE SUED FOR PRODUCT-RELATED LIABILITIES, THE COST COULD BE PROHIBITIVE TO US.


      The testing, marketing and sale of human healthcare products entail an inherent exposure to product liability, and third parties may successfully assert product liability claims against us. Although we currently have insurance covering our products, we may not be able to maintain this insurance at acceptable costs in the future, if at all. In addition, our insurance may not be sufficient to cover large claims. Significant product liability claims could result in large and unexpected expenses as well as a costly distraction of management resources and potential negative publicity and reduced demand for our product.


      OUR ACTIVITIES INVOLVE THE USE OF HAZARDOUS MATERIALS, AND WE MAY BE HELD LIABLE FOR ANY ACCIDENTAL INJURY FROM THESE HAZARDOUS MATERIALS.



      Our research and development activities involve the controlled use of hazardous materials, including carcinogenic compounds. Although we believe that our safety procedures for handling and disposing of our hazardous materials comply with the standards prescribed by federal, state and local laws and regulations, the risk of accidental contamination or injury from these materials cannot be completely eliminated. In the event of an accident, we could be held liable for damages that result, and significant and unexpected costs including costs relating to liabilities and clean-up, costs from increased insurance premiums or inability to obtain adequate insurance at a reasonable price and costs from loss of operations during clean-up.



      CONVICTION OF OUR PREVIOUS AUDITING FIRM.



      Prior to July 17, 2002, Arthur Andersen LLP served as our independent auditors. On March 14, 2002, Arthur Andersen was indicted on federal obstruction of justice charges arising from the government's investigation of Enron Corporation and on June 15, 2002, Arthur Andersen was found guilty and subsequently has ceased practicing before the SEC. On July 17, 2002, we dismissed Arthur Andersen and retained PricewaterhouseCoopers LLP as our independent auditors for our fiscal year ended December 31, 2002. SEC rules require us to present historical audited financial statements in various SEC filings, such as registration statements, along with Arthur Andersen's consent to our inclusion of Arthur Andersen's audit report in those filings. In light of the cessation of Arthur Andersen's practice, we will not be able to obtain the consent of Arthur Andersen to the inclusion of Arthur Andersen's audit report in our future filings. The SEC has provided regulatory relief designed to allow companies that file reports with the SEC to dispense with the requirement to file a consent of Arthur Andersen in certain circumstances, but purchasers of securities sold under our registration statements which were not filed with the consent of Arthur Andersen to the inclusion of Arthur Andersen's audit report will not be able to sue Arthur Andersen pursuant to Section 11(a)(4) of the Securities Act of 1933 and therefore the purchasers' right of recovery under that section may be limited as a result of the lack of our ability to obtain Arthur Andersen's consent.

                           FORWARD-LOOKING STATEMENTS

      This prospectus contains forward-looking statements which involve risks and uncertainties and which are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including, without limitation, risks related to unforeseen technical obstacles in completing development of new products, unforeseen delays in, or denials of, FDA or other regulatory approvals, future product demand and pricing, performance of distributors and partners, competitive products and technical developments, health care reform and general business and economic conditions and those other risks detailed in our filings with the Securities and Exchange Commission, including those described above.

                                 USE OF PROCEEDS

      We will receive no part of the proceeds from the sale of any of the shares by any of the selling securityholders although we may receive, subject to certain anti-dilution adjustments, $2.30 per share upon exercise of the 222,077 warrants issued on December 9, 2002.

                            SELLING SECURITY HOLDERS

      The selling securityholders acquired the shares of common stock offered under this prospectus from us in a private placement of 222,077 units, with each unit consisting of three shares of our common stock and a warrant to purchase one share of our common stock, which was completed on December 9, 2002.


      The following table sets forth certain information as of April 8, 2003 with respect to the shares of common stock of Matritech beneficially held by each selling securityholder. The shares may be offered from time to time by any of the selling securityholders, their transferees and their distributees. See "Plan of Distribution."


      The persons and entities named in the table below have sole voting and investment power with respect to all shares shown as beneficially owned by them except as noted in the footnotes below based upon information provided to Matritech by the selling securityholders.

      In calculating the number of shares beneficially owned by each selling securityholder after the offering, we have assumed that the selling securityholders will sell all of the shares of common stock of Matritech registered under this prospectus. The selling securityholders may sell all or any part of their shares registered under this prospectus.


      Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission. Shares of common stock issuable by us to a person pursuant to options or warrants which may be exercised within 60 days of April 8, 2003 are deemed to be beneficially owned and outstanding for purposes of calculating the number of shares and the percentage beneficially owned by that person. However, these shares are not deemed to be beneficially owned and outstanding for purposes of computing the percentage beneficially owned by any other person.

      In calculating the percentage of shares beneficially owned by each selling securityholder prior to and after the offering, we have based our calculations on the number of shares of common stock deemed outstanding as of April 8, 2003 which includes: 32,132,243 shares of common stock outstanding as of April 8, 2003; and all shares of common stock issuable upon the exercise of options and warrants which may be exercised by that selling securityholder within 60 days of April 8, 2003.



                                      Number of              Number of        Number of Shares
                              Shares Beneficially Owned       Shares      Beneficially Owned After
                                  Prior to Offering         Offered(1)            Offering
                              --------------------------    ----------    --------------------------
Name(1)                         Number(1)    Percent (2)                  Number          Percent(2)
----                            ------       -------                      ------          -------
Peter Yuan                     376,648             *         376,648        0                   1%
Crescent International Ltd.    240,000             *         240,000        0                   *
Robert Ho                      112,996             *         112,996        0                   *
Daniel Lee Tin-Chak             75,332             *          75,332        0                   *
Cheston Enterprises             75,332             *          75,332        0                   *
Natalie Liem                     8,000             *           8,000        0                   *
      TOTAL                    888,308                       888,308


      To the best of our knowledge, none of the selling securityholders had any material relationship with Matritech or any of its affiliates within the three-year period ending on the date of this prospectus.


                              PLAN OF DISTRIBUTION


      The shares of our common stock offered under this prospectus may be sold from time to time by or for the account of any of the selling securityholders or by those individuals and entities to whom they pledge, donate, distribute or transfer their shares or other successors in interest.

      We will not receive any part of the proceeds from the sale of these shares by any of the selling securityholders although we may receive, subject to certain anti-dilution adjustments $2.30 per share upon exercise of the warrants issued as part of a private placement in December 9, 2002.

      The distribution of the shares of our common stock offered under this prospectus by the selling securityholders is not subject to any underwriting agreement. The shares may be sold under this prospectus directly to purchasers by the selling securityholders:

      - by or through brokers or dealers in ordinary brokerage transactions or transactions in which the broker solicits purchasers;

      - in block trades in which the broker or dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal; or

      - in transactions in which a broker or dealer purchases as principal for resale for its own account.



------------------------
 *    Less than 1%



(1) The beneficial ownership of each selling stockholder includes the shares of common stock issuable upon the exercise of currently exercisable warrants issued to each selling stockholder.



(2) The number of shares of common stock deemed outstanding includes (i) 32,132,243 shares of common stock outstanding as of April 8, 2003 and (ii) all common stock underlying options, warrants and other convertible securities which are exercisable or convertible within 60 days of April 8, 2003 by the person or entity in question.

      The shares of our common stock offered under this prospectus may be sold at a fixed offering price, which may be changed, at the prevailing market price at the time of sale, at prices related to the prevailing market price or at negotiated prices. Any brokers, dealers, underwriters or agents may arrange for others to participate in any of these transactions and may receive compensation in the form of discounts, commissions or concessions from the selling securityholders and/or the purchasers of the shares. Each selling securityholder will be responsible for payment of any and all commissions to brokers. We have agreed to indemnify the selling securityholders against certain liabilities, including liabilities under the Securities Act and the Securities Exchange Act.

      The selling securityholder may also loan or pledge the shares registered under this prospectus to a broker-dealer and the broker-dealer may sell the shares so loaned or upon a default the broker-dealer may effect sales of the pledged shares using this prospectus.

      Pursuant to certain agreements executed in connection with the private placements, we have agreed, at our expense, to file the registration statement of which this prospectus is a part and to take certain other actions to permit the selling securityholders to sell the shares under the Securities Act and applicable state securities laws.

      In order to comply with the securities laws of individual states, if applicable, the shares of our common stock offered under this prospectus will be sold in those jurisdictions only through registered or licensed brokers or dealers. In addition, in certain states these shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

      If and when any of the shares covered by this prospectus qualifies for sale under Rule 144 under the Securities Act, they may be sold under Rule 144 rather than under this prospectus.


      Any selling securityholder and any broker-dealer, agent or underwriter that participates with the selling securityholder in the distribution of the shares of our common stock offered under this prospectus may be considered to be "underwriters" within the meaning of the Securities Act, in which event any commissions received by those broker-dealers, agents or underwriters and any profit on the resale of the shares purchased by them may be considered to be underwriting commissions or discounts under the Securities Act.


      The selling securityholders are not restricted as to the price or prices at which they may sell the shares of our common stock offered under this prospectus. Sales of shares at less than the market price may depress the market price of our stock. Moreover, the selling securityholders are not restricted as to the number of shares which may be sold at any one time, and it is possible that a significant number of shares could be sold at the same time which may also depress the market price of our stock.

      Under applicable rules and regulations under the Securities Exchange Act, any person engaged in the distribution of the shares of our common stock offered under this prospectus may not simultaneously engage in market making activities with respect to the shares for a period of time prior to the commencement of the distribution. In addition, each selling securityholder will be subject to applicable provisions of the Securities Exchange Act and the rules and regulations under the Securities Exchange Act, including, but not limited to, Rule 10b-5 and Regulation M, which provisions may limit the timing of purchases and sales of the shares by the selling securityholder.

      There is no assurance that any selling securityholder will sell any or all of the shares described in this prospectus and may transfer, devise or gift these securities by other means not described in this prospectus.

      Expenses of preparing and filing the registration statement and all post-effective amendments will be borne by us.

      We are permitted to suspend the use of this prospectus in connection with sales of the shares of our common stock offered under this prospectus by holders during periods of time under certain circumstances relating to pending corporate developments and public filings with the Securities and Exchange Commission and similar events.

                                  LEGAL MATTERS

      Several legal matters with respect to the shares of our common stock offered under this prospectus will be passed upon for us by Testa, Hurwitz & Thibeault, LLP, Boston, Massachusetts.

                                     EXPERTS


      The audited financial statements for fiscal years prior to 2002 that are incorporated by reference in this prospectus and elsewhere in the registration statement were audited by Arthur Andersen, independent public accountants, as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of said firm as having been experts in giving these reports. However, as a result of the cessation of Arthur Andersen's practice, we have not been able to obtain the consent of Arthur Andersen to our inclusion of Arthur Andersen's audit report herein. Please see page 15 of this prospectus with respect to disclosure concerning our previous auditing firm and risks associated with the inability to obtain such consent. On July 17, 2002, we retained PricewaterhouseCoopers LLP as our independent auditors for fiscal year ended December 31, 2002. The audited financial statements for the year ended December 31, 2002 incorporated by reference in this prospectus and elsewhere in this registration statement have been audited by PricewaterhouseCoopers, independent public accountants, as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of PricewaterhouseCoopers as having been experts in giving this report.


                       WHERE YOU CAN FIND MORE INFORMATION

      We are subject to the informational requirements of the Securities Exchange Act, and in accordance with those requirements file reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy the reports, proxy statements and other information that we file with the Commission under the informational requirements of the Securities Exchange Act at the Commission's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call 1-800-SEC-0330 for information about the Commission's Public Reference Room. The Commission also maintains a Web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. The address of the Commission's Web site is http: //www.sec.gov. Our Web site is http: //www.matritech.com. Information contained on our Web site is not a part of this prospectus.

      We have filed with the Commission a registration statement on Form S-3, including all amendments to the registration statement under the Securities Act with respect to the shares of our common stock offered under this prospectus. This prospectus does not contain all of the information set forth in the registration statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. For further information regarding Matritech and the shares offered under this prospectus, please see the registration statement and the exhibits and schedules filed with the registration statement. Statements contained in this prospectus regarding the contents of any agreement or other document filed as an exhibit to the registration statement are not necessarily complete, and in each instance please see the copy of the full agreement filed as an exhibit to the registration statement. We qualify each of these statements in all respects by the reference to the full agreement. The registration statement, including the exhibits and schedules to the registration statement, may be inspected at the Commission's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549 and copies of all or any part of the registration statement may be obtained from the Commission's office upon payment of the prescribed fees.

                       DOCUMENTS INCORPORATED BY REFERENCE

      The Commission allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. The following documents filed by us with the Commission, File No. 001-12128, are incorporated by reference in this prospectus, except as superseded or modified by this prospectus:


1. Our annual report on Form 10-K for the fiscal year ended December 31, 2002, filed under the Securities Exchange Act, which contains audited financial statements for the fiscal year ended December 31, 2002.



2.    Our current report on Form 8-K as filed on April 1, 2003.


3. The description of our common stock, $.01 par value per share, contained in the section entitled "Description of Registrant's Securities to be Registered" contained in our registration statement on Form 8-A filed with the Commission on March 10, 1992, including any amendment or report filed for the purpose of updating the description of our common stock.


      All documents filed by us under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act after the date of this prospectus and prior to the termination of the offering made under this prospectus are incorporated by reference in this prospectus and made a part of this prospectus from the date we file the documents with the Commission. Any statement contained in this prospectus or in a document incorporated or deemed to be incorporated by reference in this prospectus shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus or in any other subsequently filed document which also is or is deemed to be incorporated by reference in this prospectus modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus. We will provide without charge to each person, including any beneficial owner, to whom this prospectus is delivered, upon the written or oral request of that person, a copy of any document incorporated in this prospectus by reference other than exhibits unless those exhibits are specifically incorporated by reference into the documents. Requests for these copies should be directed to Matritech, Inc., Attention: Chief Financial Officer, 330 Nevada Street, Newton, Massachusetts 02460, telephone (617) 928-0820.

================================================================================
You should rely only on the information contained in this prospectus or information specifically incorporated by reference in this prospectus. We have not authorized anyone to provide you with information that is different. Neither the delivery of this prospectus, nor any sale made hereunder, shall create any implication that the information in this prospectus is correct after the date hereof. This prospectus is not an offer to or solicitation of any person in any jurisdiction in which such offer or solicitation is illegal.



                              ---------------------



                                TABLE OF CONTENTS



                             ----------------------



                                                                            Page



Risk Factors.............................................................     2
Forward-Looking Statements...............................................    15
Use of Proceeds..........................................................    15
Selling Securityholders..................................................    15
Plan of Distribution.....................................................    16
Legal Matters............................................................    18
Experts..................................................................    18
Where You Can Find More Information......................................    18
Documents Incorporated by Reference......................................    19


================================================================================


================================================================================



                                 888,308 SHARES



                                       OF



                                  COMMON STOCK



                                       OF



                                 MATRITECH, INC.







                                -----------------



                                   PROSPECTUS



                                -----------------





                                 April __, 2003




================================================================================

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

         The expenses incurred by Matritech in connection with the issuance and distribution of the securities being registered are estimated as follows, subject to future contingencies:


                                                                         Amount
                                                                         ------
Securities and Exchange Commission registration fee .................   $   153
Nasdaq Additional Listing fee .......................................   $ 2,500
Legal fees and expenses .............................................   $55,000
Accounting fees and expenses ........................................   $10,000
Miscellaneous .......................................................   $   500

                  Total .............................................   $68,153


      None of the above expenses will be paid by the selling securityholders.

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

      Pursuant to the provisions of Section 145 of the Delaware General Corporation Law ("DGCL") the Company has the power to indemnify certain persons, including its officers and directors, under stated circumstances and subject to certain limitations, for liabilities incurred in connection with services performed in good faith for the Company or for other organizations at the request of the Company.

      Article Seventh of the Company's Amended and Restated Certificate of Incorporation, as amended, provides that no director of the Company shall be liable for monetary damages for breach of fiduciary duty, except to the extent that the DGCL prohibits the elimination of liability of directors for breach of fiduciary duty.

      Article Twelfth of the Company's Amended and Restated Certificate of Incorporation, as amended, provides that a director or officer of the Company
(a) shall be indemnified by the Company against all expenses (including attorneys' fees), judgments, fines and amounts paid in settlement incurred in connection with any litigation or other legal proceeding (other than an action by or in the right of the Company) brought against him by virtue of his position as a director or officer of the Company if he acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the Company, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful and (b) shall be indemnified by the Company against all expenses (including attorneys' fees) and amounts paid in settlement incurred in connection with any action by or in the right of the Company brought against him by virtue of his position as a director or officer of the Company if he acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the Company, except that no indemnification shall be made with respect to any matter as to which such person shall have been adjudged to be liable to the Company, unless a court determines that despite such adjudication but in view of all of the circumstances, he is entitled to indemnification of such expenses.

      Notwithstanding the foregoing, to the extent that a director or officer has been successful, on the merits or otherwise, including, without limitation, the dismissal of an action without prejudice, he is required to be indemnified by the Company against all expenses (including attorneys' fees) incurred in connection therewith. Expenses shall be advanced to a director or officer at his request, provided that he undertakes to repay the amount advanced if it is ultimately determined that he is not entitled to indemnification for such expenses.

      Article Twelfth of the Company's Amended and Restated Certificate of Incorporation, as amended, further provides that the indemnification provided therein is not exclusive and provides that in the event that the DGCL is amended to expand or limit the indemnification permitted to directors or officers, the Company must indemnify those persons to the fullest extent permitted by such law, as so amended.

      In addition to the indemnification provided by Section 145 of the DGCL, the Company has entered into an Indemnity Agreement with each of its directors pursuant to which the Company agrees to indemnify that director for (1) all expenses, liabilities, judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with any legal action, suit or proceeding against the director by reason of the fact that he was an agent of the Company if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Company, and with respect to any criminal proceedings had no reasonable cause to believe his conduct was unlawful, and (2) all expenses incurred in connection with the investigation, defense, settlement or appeal of any legal action or proceeding brought against the director by or in the right of the Company by reason of any action taken or not taken by him in his capacity as a director of the Company if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Company. The Company is not obligated under the terms of the Indemnity Agreements to indemnify its directors (a) for expenses or liabilities paid directly to the directors by directors' and officers' insurance, (b) on account of any claims against the directors for an accounting of profits made from the purchase or sale by directors of securities of the Company pursuant to Section 16(b) of the Securities Exchange Act, as amended, (c) if indemnification would not be lawful.

ITEM 16. EXHIBITS.


Exhibit No.  Description of Exhibit
--------------------------------------------------------------------------------
  4.1 Specimen Common Stock Certificate (filed as Exhibit 4.2 to Matritech's Registration Statement No. 33-46158 on Form S-1 and incorporated herein by reference).


  4.2        Form of Common Stock and Warrant Purchase Agreement (filed as
             Exhibit 4.1 to Matritech's Current Report on Form 8-K dated December 9, 2002 and incorporated herein by reference).

  5.1        Opinion of Testa, Hurwitz & Thibeault, LLP.*

  23.1       Consent of Testa, Hurwitz & Thibeault, LLP (contained in Exhibit
             5.1).*

  23.2 Consent of Arthur Andersen LLP (omitted pursuant to Rule 437a under the Securities Act of 1933, as amended).

  23.3       Consent of PricewaterhouseCoopers LLP.**

  24.1       Power of Attorney (included on page II-5 of the Registration
             Statement).*


------------------------------
*  Previously filed.
** To be filed by amendment.

ITEM 17.  UNDERTAKINGS.

(a)   The undersigned Registrant hereby undertakes:

      (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

            (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

            (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement;

            (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

      (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

      (3) To remove from registration by means of post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

                                   SIGNATURES



         Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3, and has duly caused this Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, in the City of Newton, Commonwealth of Massachusetts, on April 14, 2003.



                                      Matritech, Inc.




                                      By: /s/ Stephen D. Chubb
                                          --------------------
                                          Stephen D. Chubb
                                          Director, Chairman and Chief Executive
                                          Officer



                                   SIGNATURES


         Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.



        SIGNATURE                          TITLE                             DATE
------------------------  --------------------------------------------  --------------
/s/ Stephen D. Chubb      Director, Chairman and Chief Executive        April 14, 2003
------------------------  Officer (Principal Executive Officer)
STEPHEN D. CHUBB

*                         Director, President and Chief Operating       April 14, 2003
------------------------  Officer
DAVID L. CORBET

*                         Director and Chief Financial Officer,         April 14, 2003
------------------------  (Principal Financial and Accounting Officer)
RICHARD A. SANDBERG

*                         Director                                      April 14, 2003
------------------------
JUDITH KURLAND

*                         Director                                      April 14, 2003
------------------------
DAVID RUBINFIEN

*                         Director                                      April 14, 2003
------------------------
T. STEPHEN THOMPSON

*                         Director                                      April 14, 2003
------------------------
C. WILLIAM ZADEL

* BY POWER OF ATTORNEY

                                  EXHIBIT LIST



EXHIBIT NO.       DESCRIPTION OF EXHIBIT
--------------------------------------------------------------------------------
    4.1           Specimen Common Stock Certificate (filed as Exhibit 4.2 to
                  Matritech's Registration Statement No. 33-46158 on Form S-1 and incorporated herein by reference).


    4.2           Form of Common Stock and Warrant Purchase Agreement (filed as
                  Exhibit 4.1 to Matritech's Current Report on Form 8-K dated December 9, 2002 and incorporated herein by reference).

    5.1           Opinion of Testa, Hurwitz & Thibeault, LLP.*

    23.1          Consent of Testa, Hurwitz & Thibeault, LLP (contained in
                  Exhibit 5.1).*

    23.2 Consent of Arthur Andersen LLP (omitted pursuant to Rule 437a under the Securities Act of 1933, as amended).

    23.3          Consent of PricewaterhouseCoopers LLP.**

    24.1          Power of Attorney (included on page II-5 of the Registration
                  Statement).*


------------------------------
*   Previously filed.
** To be filed by amendment.